Exhibit 99.2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash	$476,356	$444,759
Accounts receivable	235,448	311,595
Income tax recoverable	3,380	–
Inventory	23,665	24,245
Total current assets	738,849	780,599
Non-current assets:
Income tax recoverable	–	2,917
Property, plant and equipment	3,670,823	3,883,332
Intangibles	3,147	3,363
Goodwill	206,207	208,479
Total non-current assets	3,880,177	4,098,091
Total assets	$4,619,026	$4,878,690

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$193,434	$235,948
Income tax payable	–	7,836
Total current liabilities	193,434	243,784
Non-current liabilities:
Share based compensation (Note 6)	10,334	15,201
Provisions and other	13,272	14,520
Long-term debt (Note 3)	2,042,846	2,180,510
Deferred tax liabilities	285,040	303,466
Total non-current liabilities	2,351,492	2,513,697
Shareholders' equity:
Shareholders' capital (Note 4)	2,316,615	2,316,321
Contributed surplus	36,905	35,800
Deficit	(416,896)	(397,013)
Accumulated other comprehensive income (Note 5)	137,476	166,101
Total shareholders' equity	2,074,100	2,121,209
Total liabilities and shareholders' equity	$4,619,026	$4,878,690
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2016	2015
Revenue	$301,727	$512,120

Expenses:
Operating	171,070	300,264
General and administrative	27,954	41,303
Restructuring	3,439	7,169
Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange and depreciation and amortization	99,264	163,384
Depreciation and amortization	95,249	116,097
Operating earnings	4,015	47,287
Foreign exchange	7,581	(28,406)
Finance charges (Note 7)	36,237	19,682
Gain on repurchase of unsecured senior notes (Note 3)	(4,873)	–
Earnings (loss) before income taxes	(34,930)	56,011
Income taxes:
Current	(2,964)	6,303
Deferred	(12,083)	25,675
	(15,047)	31,978
Net earnings (loss)	$(19,883)	$24,033
Net earnings (loss) per share: (Note 8)
Basic	$(0.07)	$0.08
Diluted	$(0.07)	$0.08
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2016	2015
Net earnings (loss)	$(19,883)	$24,033
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(154,098)	204,467
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	125,473	(156,890)
Comprehensive income (loss)	$(48,508)	$71,610
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2016	2015
Cash provided by (used in):
Operations:
Net earnings (loss)	$(19,883)	$24,033
Adjustments for:
Long-term compensation plans	7,524	3,407
Depreciation and amortization	95,249	116,097
Gain on repurchase of unsecured senior notes (Note 3)	(4,873)	–
Foreign exchange	7,983	(29,445)
Finance charges	36,237	19,682
Income taxes	(15,047)	31,978
Other	(378)	1,399
Income taxes paid	(5,767)	(5,696)
Income taxes recovered	–	862
Interest paid	(8,031)	(7,449)
Interest received	579	318
Funds provided by operations	93,593	155,186
Changes in non-cash working capital balances	18,581	59,952
	112,174	215,138
Investments:
Purchase of property, plant and equipment	(27,161)	(225,822)
Proceeds on sale of property, plant and equipment	2,157	2,876
Changes in non-cash working capital balances	(26,109)	(54,627)
	(51,113)	(277,573)
Financing:
Repurchase of unsecured senior notes (Note 3)	(8,409)	–
Debt issue costs	–	(975)
Dividends paid	–	(20,497)
Issuance of common shares on the exercise of options	190	–
	(8,219)	(21,472)
Effect of exchange rate changes on cash and cash equivalents	(21,245)	41,610
Increase (decrease) in cash and cash equivalents	31,597	(42,297)
Cash and cash equivalents, beginning of period	444,759	491,481
Cash and cash equivalents, end of period	$476,356	$449,184
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders' capital	Contributed surplus	Accumulated other comprehensive income (Note 5)	Deficit	Total equity
Balance at January 1, 2016	$2,316,321	$35,800	$166,101	$(397,013)	$2,121,209
Net loss for the period	–	–	–	(19,883)	(19,883)
Other comprehensive loss for the period	–	–	(28,625)	–	(28,625)
Share options exercised (Note 4)	294	(104)	–	–	190
Share based compensation expense (Note 6)	–	1,209	–	–	1,209
Balance at March 31, 2016	$2,316,615	$36,905	$137,476	$(416,896)	$2,074,100

(Stated in thousands of Canadian dollars)	Shareholders' capital	Contributed surplus	Accumulated other comprehensive income	Retained earnings	Total equity
Balance at January 1, 2015	$2,315,539	$31,109	$46,292	$48,426	$2,441,366
Net earnings for the period	–	–	–	24,033	24,033
Other comprehensive income for the period	–	–	47,577	–	47,577
Dividends	–	–	–	(20,497)	(20,497)
Share based compensation expense (Note 6)	–	1,201	–	–	1,201
Balance at March 31, 2015	$2,315,539	$32,310	$93,869	$51,962	$2,493,680
See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)
NOTE 1. DESCRIPTION OF BUSINESS
Precision Drilling Corporation ("Precision" or the "Corporation") is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION
(a) Statement of Compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2015.
These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation's consolidated audited annual financial statements for the year ended December 31, 2015.
These condensed consolidated interim financial statements were approved by the Board of Directors on April 22, 2016.

(b) Seasonality
Precision has operations that are carried on in Canada which represent approximately 45% (2015 - 46%) of consolidated total assets as at March 31, 2016 and 41% (2015 - 42%) of consolidated revenue for the three months ended March 31, 2016. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring break-up" has a direct impact on Precision's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision's slowest time in this region.

(c) Reclassification of prior period amounts
Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

NOTE 3. LONG-TERM DEBT
	March 31,	December 31,
	2016	2015
Secured credit facility	$–	$–
Unsecured senior notes:
6.625% senior notes due 2020 (US$650 million)	843,115	899,600
6.5% senior notes due 2021 (US$390.2 million)	506,089	553,600
5.25% senior notes due 2024 (US$400 million)	518,840	553,600
6.5% senior notes due 2019	200,000	200,000
	2,068,044	2,206,800
Less net unamortized debt issue costs	(25,198)	(26,290)
	$2,042,846	$2,180,510

During the first quarter of 2016 Precision repurchased and cancelled US$9.8 million of the 6.5% senior notes due 2021 for an aggregate purchase price of US$6.2 million.

During April 2016, Precision agreed with its lending group to amend certain financial covenants governing its senior credit facility. This amendment will among other things: (i) temporarily reduce the Adjusted EBITDA (as defined in the debt agreement) to interest expense coverage ratio of greater than 2:1 to 1.5:1 for the period up to and including March 31, 2018, reverting to 2.5:1 thereafter until maturity of the facility; (ii) permit second lien debt up to US$400 million subject to certain terms and conditions; (iii) amend certain negative covenants to, among other things, prevent distributions during the covenant relief period; (iv) add a new covenant which limits borrowing on the facility to a maximum draw of $50 million if the only purpose is to accumulate cash; (v) add a new covenant that restricts the repurchase and redemption of unsecured debt subject to a pro-forma minimum liquidity of US$500 million.
Long-term debt obligations at March 31, 2016 will mature as follows:

2019	$200,000
2020	843,115
Thereafter	1,024,929
$2,068,044
 NOTE 4. SHAREHOLDERS' CAPITAL
	Number	Amount
Common shares
Balance December 31, 2015	292,912,090	$2,316,321
Options exercised:
Cash consideration	32,500	190
Reclassification from contributed surplus	-	104
Balance March 31, 2016	292,944,590	$2,316,615

NOTE 5. ACCUMULATED OTHER COMPREHENSIVE INCOME
	Unrealized Foreign Currency Translation Gains	Foreign Exchange Loss on Net Investment Hedge	Accumulated Other Comprehensive Income
Balance, December 31, 2015	$663,886	$(497,785)	$166,101
Other comprehensive income (loss)	(154,098)	125,473	(28,625)
Balance, March 31, 2016	$509,788	$(372,312)	$137,476
NOTE 6. SHARE BASED COMPENSATION PLANS

Liability Classified Plans
	Restricted Share Units(a)	Performance Share Units(a)	Share Appreciation Rights(b)	Non- Management Directors' DSUs(c)	Total
Balance, December 31, 2015	$10,459	$19,624	$6	$2,383	$32,472
Expensed during the period	469	767	5	227	1,468
Payments	(5,362)	(9,100)	–	–	(14,462)
Balance, March 31, 2016	$5,566	$11,291	$11	$2,610	$19,478

Current	$3,794	$5,339	$11	$–	$9,144
Long-term	1,772	5,952	–	2,610	10,334
	$5,566	$11,291	$11	$2,610	$19,478

 (a) Restricted Share Units and Performance Share Units
 A summary of the activity under the restricted share unit (RSUs) and the performance share unit (PSUs) plans are presented below:
	RSUs Outstanding	PSUs Outstanding
December 31, 2015	2,896,818	4,898,455
Granted	1,847,300	3,301,900
Redeemed	(1,234,324)	(1,083,127)
Forfeitures	(138,114)	(105,296)
March 31, 2016	3,371,680	7,011,932

(b) Share Appreciation Rights
A summary of the activity under the share appreciation rights plan is presented below:

	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2015	343,132	$15.22 –17.38	$15.93	343,132
Forfeitures	(82,068)	17.38–17.38	17.38
March 31, 2016	261,064	$15.22–15.79	$15.47	261,064

(c)  Non-Management Directors – Deferred Share Unit Plan
A summary of the activity under the non-management director deferred share unit plan is presented below:

Outstanding
December 31, 2015	428,028
Granted	49,783
March 31, 2016	477,811

Equity Settled Plans
(d)  Non-Management Directors
Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement.
Deferred share units outstanding as at December 31, 2015 and March 31, 2016 were 195,743.

(e) Option Plan

A summary of the activity under the option plan is presented below:
Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2015	6,168,596	$5.22	–	14.50	$8.93	3,870,673
Granted	615,200	4.46	–	4.46	4.46
Exercised	(32,500)	5.85	–	5.85	5.85
Forfeitures	(45,500)	5.85	–	10.67	8.65
March 31, 2016	6,705,796	$5.22	–	14.50	$8.54	4,870,245

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2015	4,582,237	$4.95	–	15.21	$8.30	2,468,185
Granted	2,010,000	3.21	–	3.21	3.21
Forfeitures	(53,429)	4.95	–	10.74	9.82
March 31, 2016	6,538,808	$3.21	–	15.21	$6.73	3,388,429

The per option weighted average fair value of the share options granted during 2016 was $1.75 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate 1%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 50%. Included in net earnings (loss) for the three months ended March 31, 2016 is an expense of $1.2 million (2015 - $1.2 million).

NOTE 7. FINANCE CHARGES
	Three months ended March 31,
	2016	2015
Interest:
Long-term debt	$35,352	$32,083
Other	175	667
Income	(598)	(14,092)
Amortization of debt issue costs	1,308	1,024
Finance charges	$36,237	$19,682

NOTE 8. PER SHARE AMOUNTS
The following tables reconcile the net earnings (loss) and weighted average shares outstanding used in computing basic and diluted earnings per share:
	Three months ended March 31,
	2016	2015
Net earnings (loss) - basic and diluted	$(19,883)	$24,033

	Three months ended March 31,
(Stated in thousands)	2016	2015
Weighted average shares outstanding – basic	292,919	292,820
Effect of stock options and other equity compensation plans	–	597
Weighted average shares outstanding – diluted	292,919	293,417

NOTE 9. SEGMENTED INFORMATION
The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, coil tubing services, oilfield equipment rental, camp and catering services, and wastewater treatment units.

Three months ended March 31, 2016	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$274,837	$28,454	$–	$(1,564)	$301,727
Operating earnings	31,338	(9,417)	(17,906)	–	4,015
Depreciation and amortization	84,279	7,210	3,760	–	95,249
Total assets	3,936,936	213,458	468,632	–	4,619,026
Goodwill	206,207	–	–	–	206,207
Capital expenditures	24,733	343	2,085	–	27,161

Three months ended March 31, 2015	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$448,065	$66,082	$–	$(2,027)	$512,120
Operating earnings	76,365	(1,701)	(27,377)	–	47,287
Depreciation and amortization	103,831	8,758	3,508	–	116,097
Total assets	4,577,606	383,412	531,629	–	5,492,647
Goodwill	205,592	16,968	–	–	222,560
Capital expenditures	222,594	1,523	1,705	–	225,822

The Corporation's operations are carried on in the following geographic locations:
Three months ended March 31, 2016	Canada	United States	International	Inter- Segment Eliminations	Total
Revenue	$124,755	$135,094	$43,628	$(1,750)	$301,727
Total assets	2,094,586	1,908,938	615,502	–	4,619,026
Three months ended March 31, 2015	Canada	United States	International	Inter- Segment Eliminations	Total
Revenue	$213,946	$244,327	$60,506	$(6,659)	$512,120
Total assets	2,395,806	2,376,701	720,140	–	5,492,647

NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS
The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at March 31, 2016 was approximately $1,628 million (December 31, 2015 - $1,736 million).
Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.
Level III—Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

SHAREHOLDER INFORMATION
STOCK EXCHANGE LISTINGS
Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.
TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
 Calgary, Alberta
TRANSFER POINT
Computershare Trust Company NA
 Canton, Massachusetts
Q1 2016 TRADING PROFILE
Toronto (TSX: PD)
High: $6.64
Low: $3.42
Close: $5.44
Volume Traded: 143,132,377
New York (NYSE: PDS)
High: US$4.99
Low: US$2.43
Close: US$4.20
Volume Traded: 202,208,200
ACCOUNT QUESTIONS
Precision's Transfer Agent can help you with a variety of shareholder related services, including:
• change of address
• lost unit certificates
• transfer of shares to another person
• estate settlement
Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
 Canada
1-800-564-6253 (toll free in Canada and the United States)
1-514-982-7555 (international direct dialing)
Email: service@computershare.com
ONLINE INFORMATION
To receive news releases by email, or to view this interim report online, please visit Precision's website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS
William T. Donovan
Brian J. Gibson
Allen R. Hagerman, FCA
Catherine J. Hughes
Steven W. Krablin
Stephen J.J. Letwin
Kevin O. Meyers
Kevin A. Neveu
Robert L. Phillips

OFFICERS
Kevin A. Neveu
President and Chief Executive Officer

Niels Espeland
President, International

Douglas B. Evasiuk
Senior Vice President, Sales and Marketing

Veronica Foley
Senior Vice President, General Counsel and Corporate Secretary

Carey Ford
Senior Vice President and Chief Financial Officer

Darren J. Ruhr
Senior Vice President, Corporate Services

Gene C. Stahl
President, Drilling Operations

AUDITORS
KPMG LLP
Calgary, Alberta

HEAD OFFICE
Suite 800, 525-8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403-716-4500
Facsimile: 403-264-0251
Email: info@precisiondrilling.com
www.precisiondrilling.com